TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD FILES NI 43-101 TECHNICAL REPORT FOR PREVIOUSLY ANNOUNCED INFERRED MINERAL RESOURCE ESTIMATE FOR THE EASTERN BOROSI PROJECT

Toronto, Ontario, May 14, 2018 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announced today that the Company has filed a National Instrument 43-101 ("NI 43-101") Technical Report for the new inferred mineral resource estimate for the Eastern Borosi Project in Nicaragua, reported in the Company's news release dated April 3, 2018.

The NI 43-101 was prepared by Tudorel Ciuculescu, P. Geo, of Roscoe Postle Associates Inc., who is considered a "Qualified Person" as defined by NI 43-101. The NI 43-101 Technical Report may be found on the Company's website at www.iamgold.com or under the Company's profile at www.sedar.com and www.sec.gov/edgar.shtml.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.
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